Interim Consolidated Financial Statements
(unaudited)
For the period ended June 30, 2005
EnCana Corporation
U.S. DOLLARS

Second quarter report
for the period ended June 30, 2005
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions, except per share amounts)		2005	2004	2005	2004

REVENUES, NET OF ROYALTIES
Upstream	(Note 2)	$2,227	$1,763	$4,333	$3,392
Midstream & Market Optimization	(Note 2)	1,039	898	2,566	2,317
Corporate — Unrealized gain (loss) on risk management	(Note 2)	315	(109)	(657)	(429)
— Other	(Note 2)	—	—	—	2

		3,581	2,552	6,242	5,282
EXPENSES	(Note 2)
Production and mineral taxes		97	83	184	137
Transportation and selling		131	137	267	272
Operating		373	303	745	620
Purchased product		933	822	2,296	2,109
Depreciation, depletion and amortization		675	630	1,361	1,156
Administrative		66	44	127	93
Interest, net		101	99	201	178
Accretion of asset retirement obligation	(Note 8)	9	3	18	9
Foreign exchange loss	(Note 5)	119	18	150	77
Stock-based compensation		4	4	8	9
Gain on divestitures	(Note 4)	—	(1)	—	(35)

		2,508	2,142	5,357	4,625

NET EARNINGS BEFORE INCOME TAX		1,073	410	885	657
Income tax expense	(Note 6)	287	145	224	66

NET EARNINGS FROM CONTINUING OPERATIONS		786	265	661	591
NET EARNINGS (LOSS) FROM DISCONTINUED OPERATIONS	(Note 3)	53	(15)	133	(51)

NET EARNINGS		$839	$250	$794	$540

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 11)
Basic		$0.90	$0.29	$0.75	$0.64
Diluted		$0.88	$0.28	$0.73	$0.63

NET EARNINGS PER COMMON SHARE	(Note 11)
Basic		$0.96	$0.27	$0.90	$0.59
Diluted		$0.94	$0.27	$0.88	$0.58

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

		Six Months Ended
		June 30,
($ millions)		2005	2004

RETAINED EARNINGS, BEGINNING OF YEAR		$7,935	$5,276
Net Earnings		794	540
Dividends on Common Shares		(110)	(92)
Charges for Normal Course Issuer Bid	(Note 9)	(1,124)	(126)
Charges for Shares Repurchased and Held	(Note 9)	(147)	—

RETAINED EARNINGS, END OF PERIOD		$7,348	$5,598

See accompanying Notes to Consolidated Financial Statements.

1

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		June 30,	December 31,
($ millions)		2005	2004

ASSETS
Current Assets
Cash and cash equivalents		$325	$602
Accounts receivable and accrued revenues		2,140	1,898
Risk management	(Note 12)	160	336
Inventories		424	513
Assets of discontinued operations	(Note 3)	165	156

		3,214	3,505
Property, Plant and Equipment, net	(Note 2)	22,051	23,140
Investments and Other Assets		379	334
Risk Management	(Note 12)	106	87
Assets of Discontinued Operations	(Note 3)	1,735	1,623
Goodwill		2,488	2,524

	(Note 2)	$29,973	$31,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$1,884	$1,879
Income tax payable		779	359
Risk management	(Note 12)	690	241
Liabilities of discontinued operations	(Note 3)	321	280
Current portion of long-term debt	(Note 7)	309	188

		3,983	2,947
Long-Term Debt	(Note 7)	6,851	7,742
Other Liabilities		86	118
Risk Management	(Note 12)	269	192
Asset Retirement Obligation	(Note 8)	640	611
Liabilities of Discontinued Operations	(Note 3)	144	102
Future Income Taxes		4,459	5,193

		16,432	16,905

Shareholders’ Equity
Share capital	(Note 9)	5,102	5,299
Share options, net		—	10
Paid in surplus		90	28
Retained earnings		7,348	7,935
Foreign currency translation adjustment		1,001	1,036

		13,541	14,308

		$29,973	$31,213

See accompanying Notes to Consolidated Financial Statements.

2

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
($ millions)		2005	2004	2005	2004

OPERATING ACTIVITIES
Net earnings from continuing operations		$786	$265	$661	$591
Depreciation, depletion and amortization		675	630	1,361	1,156
Future income taxes	(Note 6)	(387)	(38)	(675)	(342)
Cash tax on sale of assets	(Note 4)	591	—	591	—
Unrealized (gain) loss on risk management	(Note 12)	(314)	109	655	426
Unrealized foreign exchange loss		105	32	123	71
Accretion of asset retirement obligation	(Note 8)	9	3	18	9
Gain on divestitures	(Note 4)	—	(1)	—	(35)
Other		47	21	86	41

Cash flow from continuing operations		1,512	1,021	2,820	1,917
Cash flow from discontinued operations		60	110	165	209

Cash flow		1,572	1,131	2,985	2,126
Net change in other assets and liabilities		(16)	(41)	(14)	(46)
Net change in non-cash working capital from continuing operations		(682)	(254)	(116)	(15)
Net change in non-cash working capital from discontinued operations		(2)	17	(57)	170

		872	853	2,798	2,235

INVESTING ACTIVITIES
Business combination with Tom Brown, Inc.		—	(2,335)	—	(2,335)
Capital expenditures	(Note 2)	(1,452)	(1,035)	(2,971)	(2,306)
Proceeds on disposal of assets	(Note 4)	2,406	110	2,459	463
Cash tax on sale of assets	(Note 4)	(591)	—	(591)	—
Net change in investments and other		(27)	(28)	(8)	(17)
Net change in non-cash working capital from continuing operations		293	(173)	448	(112)
Discontinued operations		(50)	(126)	(107)	(378)

		579	(3,587)	(770)	(4,685)

FINANCING ACTIVITIES
Net repayment of revolving long-term debt		(682)	455	(715)	447
Issuance of long-term debt		—	2,761	—	2,761
Repayment of long-term debt		—	(454)	(1)	(549)
Issuance of common shares	(Note 9)	83	43	184	154
Purchase of common shares	(Note 9)	(902)	(12)	(1,662)	(230)
Dividends on common shares		(66)	(46)	(110)	(92)
Other		(1)	(4)	(3)	(5)

		(1,568)	2,743	(2,307)	2,486

DEDUCT: FOREIGN EXCHANGE GAIN ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		(1)	—	(2)	—

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(116)	9	(277)	36
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		441	140	602	113

CASH AND CASH EQUIVALENTS, END OF PERIOD		$325	$149	$325	$149

See accompanying Notes to Consolidated Financial Statements.

3

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, crude oil and natural gas liquids, as well as natural gas storage, natural gas liquids processing and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2004.
2. SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•	Upstream includes the Company’s exploration for, and development and production of, natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. Frontier and international new venture exploration is mainly focused on opportunities in Africa, South America, the Middle East and Greenland.

•	Midstream & Market Optimization is conducted by the Midstream & Marketing division. Midstream includes natural gas storage, natural gas liquids processing and power generation. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Upstream segment. Correspondingly, the Marketing groups also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Midstream & Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.
Midstream & Market Optimization purchases substantially all of the Company’s North American Upstream production. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Operations that have been discontinued are disclosed in Note 3.

4

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended June 30)

			Midstream & Market
	Upstream		Optimization
	2005	2004	2005	2004

Revenues, Net of Royalties	$2,227	$1,763	$1,039	$898
Expenses
Production and mineral taxes	97	83	—	—
Transportation and selling	126	129	5	8
Operating	296	237	76	69
Purchased product	—	—	933	822
Depreciation, depletion and amortization	648	571	9	45

Segment Income	$1,060	$743	$16	$(46)

	Corporate *		Consolidated
	2005	2004	2005	2004

Revenues, Net of Royalties	$315	$(109)	$3,581	$2,552
Expenses
Production and mineral taxes	—	—	97	83
Transportation and selling	—	—	131	137
Operating	1	(3)	373	303
Purchased product	—	—	933	822
Depreciation, depletion and amortization	18	14	675	630

Segment Income	$296	$(120)	1,372	577

Administrative			66	44
Interest, net			101	99
Accretion of asset retirement obligation			9	3
Foreign exchange loss			119	18
Stock-based compensation			4	4
Gain on divestitures			—	(1)

			299	167

Net Earnings Before Income Tax			1,073	410
Income tax expense			287	145

Net Earnings From Continuing Operations			$786	$265

* For the three months ended June 30, the unrealized gain (loss) on risk management is recorded in the Consolidated Statement of Earnings as follows (see Note 12):

	2005	2004

Revenues, Net of Royalties — Corporate	$315	$(109)
Operating Expenses and Other — Corporate	1	(1)

Total Unrealized Gain (Loss) on Risk Management — Continuing Operations	$314	$(108)

5

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended June 30)

Upstream	Canada		United States
	2005	2004	2005	2004

Revenues, Net of Royalties	$1,514	$1,266	$655	$443
Expenses
Production and mineral taxes	29	18	68	65
Transportation and selling	85	84	41	45
Operating	200	161	48	28
Depreciation, depletion and amortization	469	435	171	117

Segment Income	$731	$568	$327	$188

	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$58	$54	$2,227	$1,763
Expenses
Production and mineral taxes	—	—	97	83
Transportation and selling	—	—	126	129
Operating	48	48	296	237
Depreciation, depletion and amortization	8	19	648	571

Segment Income	$2	$(13)	$1,060	$743

					Total Midstream
Midstream & Market Optimization	Midstream		Market Optimization		& Market Optimization
	2005	2004	2005	2004	2005	2004

Revenues	$169	$172	$870	$726	$1,039	$898
Expenses
Transportation and selling	—	—	5	8	5	8
Operating	64	56	12	13	76	69
Purchased product	87	118	846	704	933	822
Depreciation, depletion and amortization	9	43	—	2	9	45

Segment Income	$9	$(45)	$7	$(1)	$16	$(46)

6

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Upstream Geographic and Product Information (Continuing Operations) (For the three months ended June 30)

Produced Gas	Produced Gas
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$1,184	$981	$601	$406	$1,785	$1,387
Expenses
Production and mineral taxes	21	13	62	60	83	73
Transportation and selling	71	69	41	45	112	114
Operating	122	97	48	28	170	125

Operating Cash Flow	$970	$802	$450	$273	$1,420	$1,075

Oil & NGLs	Oil & NGLs
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$330	$285	$54	$37	$384	$322
Expenses
Production and mineral taxes	8	5	6	5	14	10
Transportation and selling	14	15	—	—	14	15
Operating	78	64	—	—	78	64

Operating Cash Flow	$230	$201	$48	$32	$278	$233

Other & Total Upstream	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$58	$54	$2,227	$1,763
Expenses
Production and mineral taxes	—	—	97	83
Transportation and selling	—	—	126	129
Operating	48	48	296	237

Operating Cash Flow	$10	$6	$1,708	$1,314

7

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the six months ended June 30)

			Midstream & Market
	Upstream		Optimization
	2005	2004	2005	2004

Revenues, Net of Royalties	$4,333	$3,392	$2,566	$2,317
Expenses
Production and mineral taxes	184	137	—	—
Transportation and selling	257	256	10	16
Operating	588	478	159	147
Purchased product	—	—	2,296	2,109
Depreciation, depletion and amortization	1,308	1,074	18	52

Segment Income	$1,996	$1,447	$83	$(7)

	Corporate *		Consolidated
	2005	2004	2005	2004

Revenues, Net of Royalties	$(657)	$(427)	$6,242	$5,282
Expenses
Production and mineral taxes	—	—	184	137
Transportation and selling	—	—	267	272
Operating	(2)	(5)	745	620
Purchased product	—	—	2,296	2,109
Depreciation, depletion and amortization	35	30	1,361	1,156

Segment Income	$(690)	$(452)	1,389	988

Administrative			127	93
Interest, net			201	178
Accretion of asset retirement obligation			18	9
Foreign exchange loss			150	77
Stock-based compensation			8	9
Gain on divestitures			—	(35)

			504	331

Net Earnings Before Income Tax			885	657
Income tax expense			224	66

Net Earnings From Continuing Operations			$661	$591

* For the six months ended June 30, the unrealized loss on risk management is recorded in the Consolidated Statement of Earnings as follows (see also Note 12):

	2005	2004

Revenues, Net of Royalties — Corporate	$(657)	$(429)
Operating Expenses and Other — Corporate	(2)	(4)

Total Unrealized Loss on Risk Management — Continuing Operations	$(655)	$(425)

8

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the six months ended June 30)

Upstream	Canada		United States
	2005	2004	2005	2004

Revenues, Net of Royalties	$2,940	$2,487	$1,274	$801
Expenses
Production and mineral taxes	51	38	133	99
Transportation and selling	172	186	85	70
Operating	392	335	92	48
Depreciation, depletion and amortization	931	851	359	199

Segment Income	$1,394	$1,077	$605	$385

	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$119	$104	$4,333	$3,392
Expenses
Production and mineral taxes	—	—	184	137
Transportation and selling	—	—	257	256
Operating	104	95	588	478
Depreciation, depletion and amortization	18	24	1,308	1,074

Segment Income	$(3)	$(15)	$1,996	$1,447

					Total Midstream
Midstream & Market Optimization	Midstream		Market Optimization		& Market Optimization
	2005	2004	2005	2004	2005	2004

Revenues	$735	$723	$1,831	$1,594	$2,566	$2,317
Expenses
Transportation and selling	—	—	10	16	10	16
Operating	137	127	22	20	159	147
Purchased product	515	567	1,781	1,542	2,296	2,109
Depreciation, depletion and amortization	18	50	—	2	18	52

Segment Income	$65	$(21)	$18	$14	$83	$(7)

9

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Upstream Geographic and Product Information (Continuing Operations) (For the six months ended June 30)

Produced Gas	Produced Gas
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$2,317	$1,917	$1,165	$736	$3,482	$2,653
Expenses
Production and mineral taxes	37	28	121	91	158	119
Transportation and selling	141	150	85	70	226	220
Operating	243	198	92	48	335	246

Operating Cash Flow	$1,896	$1,541	$867	$527	$2,763	$2,068

Oil & NGLs	Oil & NGLs
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$623	$570	$109	$65	$732	$635
Expenses
Production and mineral taxes	14	10	12	8	26	18
Transportation and selling	31	36	—	—	31	36
Operating	149	137	—	—	149	137

Operating Cash Flow	$429	$387	$97	$57	$526	$444

Other & Total Upstream	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$119	$104	$4,333	$3,392
Expenses
Production and mineral taxes	—	—	184	137
Transportation and selling	—	—	257	256
Operating	104	95	588	478

Operating Cash Flow	$15	$9	$3,304	$2,521

10

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Upstream
Canada	$850	$675	$1,894	$1,703
United States	481	316	893	526
Other Countries	16	19	29	34

	1,347	1,010	2,816	2,263
Midstream & Market Optimization	96	16	140	25
Corporate	9	9	15	18

Total	$1,452	$1,035	$2,971	$2,306

Property, Plant and Equipment and Total Assets

		Property, Plant and Equipment		Total Assets
		As at		As at
		June 30,	December 31,	June 30,	December 31,
		2005	2004	2005	2004

Upstream		$20,918	$22,097	$25,395	$26,118
Midstream & Market Optimization		914	804	1,732	1,904
Corporate		219	239	946	1,412
Assets of Discontinued Operations	(Note 3)			1,900	1,779

Total		$22,051	$23,140	$29,973	$31,213

11

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. DISCONTINUED OPERATIONS
At December 31, 2004, EnCana decided to divest of its Ecuador operations and such operations have been accounted for as discontinued operations. EnCana’s Ecuador operations include the 100 percent working interest in the Tarapoa Block, majority operating interest in Blocks 14, 17 and Shiripuno, the non-operated economic interest in Block 15 and the 36.3 percent indirect equity investment in Oleoducto de Crudos Pesados (OCP) Ltd. (“OCP”), which is the owner of a crude oil pipeline in Ecuador that ships crude oil from the producing areas of Ecuador to an export marine terminal. The Company is a shipper on the OCP Pipeline and pays commercial rates for tariffs. The majority of the Company’s crude oil produced in Ecuador is sold to a single marketing company. Payments are secured by letters of credit from a major financial institution which has a high quality investment grade credit rating.
On December 1, 2004, the Company completed the sale of its 100 percent interest in EnCana (U.K.) Limited for net cash consideration of approximately $2.1 billion. EnCana’s U.K. operations included crude oil and natural gas interests in the U.K. central North Sea including the Buzzard, Scott and Telford oil fields, as well as other satellite discoveries and exploration licenses. A gain on sale of approximately $1.4 billion was recorded. Accordingly, these operations have been accounted for as discontinued operations.
Consolidated Statement of Earnings
The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended June 30
	Ecuador		United Kingdom		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$241	$111	$—	$55	$241	$166

Expenses
Production and mineral taxes	30	13	—	—	30	13
Transportation and selling	16	14	—	11	16	25
Operating	34	29	—	14	34	43
Depreciation, depletion and amortization	—	69	—	34	—	103
Interest, net	—	(1)	—	(2)	—	(3)
Accretion of asset retirement obligation	1	1	—	1	1	2
Foreign exchange loss (gain)	1	—	(3)	3	(2)	3

	82	125	(3)	61	79	186

Net Earnings (Loss) Before Income Tax	159	(14)	3	(6)	162	(20)
Income tax expense (recovery)	108	(1)	1	(4)	109	(5)

Net Earnings (Loss) From Discontinued Operations	$51	$(13)	$2	$(2)	$53	$(15)

	For the six months ended June 30
	Ecuador		United Kingdom		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties *	$432	$190	$—	$96	$432	$286

Expenses
Production and mineral taxes	52	24	—	—	52	24
Transportation and selling	31	33	—	19	31	52
Operating	62	59	—	20	62	79
Depreciation, depletion and amortization	—	134	—	67	—	201
Interest, net	—	(1)	—	(2)	—	(3)
Accretion of asset retirement obligation	1	1	—	2	1	3
Foreign exchange loss (gain)	1	—	(3)	2	(2)	2

	147	250	(3)	108	144	358

Net Earnings (Loss) Before Income Tax	285	(60)	3	(12)	288	(72)
Income tax expense (recovery)	154	(16)	1	(5)	155	(21)

Net Earnings (Loss) From Discontinued Operations	$131	$(44)	$2	$(7)	$133	$(51)

* Revenues, net of royalties in Ecuador include $55 million of realized losses (2004 — $100 million) and $11 million of unrealized gains (2004 — $84 million of losses) related to derivative financial instruments.

12

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. DISCONTINUED OPERATIONS (continued)
Consolidated Balance Sheet
The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at
	June 30, 2005			December 31, 2004
		United			United
	Ecuador	Kingdom	Total	Ecuador	Kingdom	Syncrude	Total

Assets
Cash and cash equivalents	$4	$6	$10	$2	$12	$—	$14
Accounts receivable and accrued revenues	132	—	132	111	13	—	124
Risk management	—	—	—	3	—	—	3
Inventories	23	—	23	15	—	—	15

	159	6	165	131	25	—	156
Property, plant and equipment, net	1,391	—	1,391	1,295	—	—	1,295
Investments and other assets	344	—	344	328	—	—	328

	$1,894	$6	$1,900	$1,754	$25	$—	$1,779

Liabilities
Accounts payable and accrued liabilities	$103	$28	$131	$61	$32	$3	$96
Income tax payable	127	1	128	101	—	—	101
Risk management	61	—	61	72	—	—	72

	291	29	320	234	32	3	269
Asset retirement obligation	23	—	23	22	—	—	22
Future income taxes	121	1	122	80	11	—	91

	435	30	465	336	43	3	382

Net Assets of Discontinued Operations	$1,459	$(24)	$1,435	$1,418	$(18)	$(3)	$1,397

Contingencies
In Ecuador, a subsidiary of EnCana has a 40 percent non-operated economic interest in relation to Block 15 pursuant to a contract with a subsidiary of Occidental Petroleum Corporation. In its 2004 filings with Securities regulatory authorities, Occidental Petroleum Corporation indicated that its subsidiary had received formal notification from Petroecuador, the state oil company of Ecuador, initiating proceedings to determine if the subsidiary had violated the Hydrocarbons Law and its Participation Contract for Block 15 with Petroecuador and whether such violations constitute grounds for terminating the Participation Contract.
In its filings, Occidental Petroleum Corporation indicated that it believes it has complied with all material obligations under the Participation Contract and that any termination of the Participation Contract by Ecuador based upon these stated allegations would be unfounded and would constitute an unlawful expropriation under international treaties.
In addition to the above, the Company continues to proceed with its arbitration related to value-added tax (“VAT”) owed to the Company and has been in discussions related to certain income tax matters related to interest deductibility and other matters in Ecuador.
4. DIVESTITURES
Total proceeds received on sale of assets and investments was $2,459 million (2004 — $463 million) as described below:
Upstream
In 2005, the Company has completed the disposition of mature conventional oil and natural gas assets for proceeds of $408 million (2004 — $419 million).
In May, the Company completed the sale of its Gulf of Mexico assets for approximately $2.1 billion resulting in net proceeds of approximately $1.5 billion after deducting $591 million in tax plus other adjustments. In accordance with full cost accounting for oil and gas activities, proceeds were credited to property, plant and equipment.
Other
In March 2004, the Company sold its equity investment in a well servicing company for approximately $44 million, recording a pre-tax gain of $34 million.

13

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. FOREIGN EXCHANGE LOSS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Unrealized Foreign Exchange Loss on Translation of U.S. Dollar Debt Issued in Canada	$47	$32	$65	$71
Other Foreign Exchange Losses (Gains)	72	(14)	85	6

	$119	$18	$150	$77

6. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Current
Canada	$124	$180	$310	$402
United States	559	7	591	15
Other	(9)	(4)	(2)	(9)

Total Current Tax	674	183	899	408

Future	(387)	(38)	(675)	(233)
Future Tax Rate Reductions	—	—	—	(109)

Total Future Tax	(387)	(38)	(675)	(342)

	$287	$145	$224	$66

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Net Earnings Before Income Tax	$1,073	$410	$885	$657
Canadian Statutory Rate	37.9%	39.1%	37.9%	39.1%

Expected Income Tax	406	160	335	257
Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	44	51	86	103
Canadian resource allowance	(42)	(63)	(90)	(123)
Canadian resource allowance on unrealized risk management (gains) losses	(5)	2	13	19
Statutory and other rate differences	(69)	(17)	(84)	(30)
Effect of tax rate changes	—	—	—	(109)
Non-taxable capital losses	11	7	16	14
Previously unrecognized capital losses	—	2	—	15
Tax basis retained on dispositions	(68)	(23)	(68)	(103)
Large corporations tax	—	3	4	7
Other	10	23	12	16

	$287	$145	$224	$66

Effective Tax Rate	26.7%	35.4%	25.3%	10.0%

14

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
7. LONG-TERM DEBT

	As at	As at
	June 30,	December 31,
	2005	2004

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,172	$1,515
Unsecured notes	1,285	1,309

	2,457	2,824

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	—	399
Unsecured notes and debentures	4,640	4,641

	4,640	5,040

Increase in Value of Debt Acquired *	63	66
Current Portion of Long-Term Debt	(309)	(188)

	$6,851	$7,742

* Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 22 years.
On June 17, 2005, EnCana announced its intention to seek the necessary approvals to redeem three series of unsecured notes with a total face value of C$200 million. Accordingly, these unsecured notes have been recorded in current portion of long-term debt.
8. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	As at	As at
	June 30,	December 31,
	2005	2004

Asset Retirement Obligation, Beginning of Year	$611	$383
Liabilities Incurred	48	98
Liabilities Settled	(10)	(16)
Liabilities Disposed	(22)	(35)
Change in Estimated Future Cash Flows	6	124
Accretion Expense	18	22
Other	(11)	35

Asset Retirement Obligation, End of Period	$640	$611

15

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
9. SHARE CAPITAL

	June 30, 2005		December 31, 2004
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	900.6	$5,299	921.2	$5,305
Shares Issued under Option Plans	9.8	184	19.4	281
Shares Repurchased	(50.2)	(381)	(40.0)	(287)

Common Shares Outstanding, End of Period	860.2	$5,102	900.6	$5,299

Information related to common shares and stock options has been restated to reflect the effect of the common share split approved in April 2005.
Normal Course Issuer Bid
To June 30, 2005, the Company purchased 50,211,198 Common Shares for total consideration of approximately $1,662 million. Of the amount paid, $381 million was charged to Share capital, $10 million was charged to Paid in surplus and $1,271 million was charged to Retained earnings. Included in the above are 5.5 million Common Shares which have been repurchased by a wholly owned Trust and are held for issuance upon vesting of units under EnCana’s Performance Share Unit plan (see Note 10).
On October 26, 2004, the Company received regulatory approval for a new Normal Course Issuer Bid commencing October 29, 2004. Under this bid, the Company may purchase for cancellation up to 46,229,000 of its Common Shares, representing five percent of the approximately 924.58 million Common Shares outstanding as of the filing of the bid on October 22, 2004. On February 4, 2005, the Company received regulatory approval for an amendment to the Normal Course Issuer Bid which increases the number of shares available for purchase from five percent of the issued and outstanding Common Shares to ten percent of the public float of Common Shares (a total of approximately 92.2 million Common Shares). The current Normal Course Issuer Bid expires on October 28, 2005.
Stock Options
The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under predecessor and/or related company replacement plans expire up to ten years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSAR’s”) attached to them at June 30, 2005. Information related to TSAR’s is included in Note 10.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	36.2	23.15
Exercised	(9.8)	22.65
Forfeited	(0.3)	19.94

Outstanding, End of Period	26.1	23.37

Exercisable, End of Period	20.9	23.23

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

10.00 to 12.49	0.8	3.8	11.43	0.8	11.43
12.50 to 14.99	0.4	1.6	13.10	0.4	13.10
15.00 to 21.99	0.6	1.4	20.08	0.5	19.89
22.00 to 26.50	24.3	2.1	24.00	19.2	24.02

	26.1	2.1	23.37	20.9	23.23

16

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
9. SHARE CAPITAL (continued)
EnCana has recorded stock-based compensation expense in the Consolidated Statement of Earnings for stock options granted to employees and directors in 2003 using the fair-value method. Stock options granted in 2004 and 2005 have an associated Tandem Share Appreciation Right attached. Compensation expense has not been recorded in the Consolidated Statement of Earnings related to stock options granted prior to 2003. If the Company had applied the fair-value method to options granted prior to 2003, pro forma Net Earnings and Net Earnings per Common Share for the three months ended June 30, 2005 would be unchanged (three months ended 2004 — $241 million; $0.26 per common share — basic; $0.26 per common share — diluted). Pro forma Net Earnings and Net Earnings per Common Share for the six months ended June 30, 2005 would be unchanged (2004 — $522 million; $0.57 per common share — basic; $0.56 per common share diluted).
10. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at June 30, 2005. Additional information is contained in Note 16 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2004.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004

Current Service Cost	$2	$1	$4	$3
Interest Cost	3	3	6	6
Expected Return on Plan Assets	(3)	(3)	(6)	(6)
Amortization of Net Actuarial Loss	—	2	1	3
Amortization of Transitional Obligation	1	(1)	—	(2)
Amortization of Past Service Cost	—	1	1	1
Expense for Defined Contribution Plan	5	4	10	7

Net Benefit Plan Expense	$8	$7	$16	$12

EnCana previously disclosed in its annual audited Consolidated Financial Statements for the year ended December 31, 2004 that it expected to contribute $6 million to its defined benefit pension plans in 2005. The Company now anticipates that it will contribute $8 million to the defined benefit pension plans in 2005. At June 30, 2005, contributions of $4 million have been made.
B) Share Appreciation Rights (“SAR’s”)
The following table summarizes the information about SAR’s at June 30, 2005:

		Weighted
		Average
	Outstanding	Exercise
	SAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	930,510	18.31
Exercised	(593,558)	15.55
Forfeited	(1,530)	23.14

Outstanding, End of Period	335,422	23.15

Exercisable, End of Period	335,422	23.15

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	771,860	14.40
Exercised	(258,774)	14.30

Outstanding, End of Period	513,086	14.45

Exercisable, End of Period	513,086	14.45

To June 30, EnCana recorded compensation costs of $10 million related to the outstanding SAR’s (2004 — $3 million).

17

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. COMPENSATION PLANS (continued)
C) Tandem Share Appreciation Rights (“TSAR’s”)
The following table summarizes the information about Tandem SAR’s at June 30, 2005:

		Weighted
		Average
	Outstanding	Exercise
	TSAR’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,735,000	27.77
Granted	6,876,612	38.56
Exercised	(112,730)	27.13
Forfeited	(149,500)	29.68

Outstanding, End of Period	8,349,382	36.61

Exercisable, End of Period	272,810	27.27

To June 30, EnCana recorded compensation costs of $31 million related to the outstanding TSAR’s (2004 — nil).
D) Deferred Share Units (“DSU’s”)
The following table summarizes the information about DSU’s at June 30, 2005:

		Weighted
		Average
	Outstanding	Exercise
	DSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	750,612	24.81
Granted, Directors	77,552	43.14
Units, in Lieu of Dividends	2,717	46.01

Outstanding, End of Period	830,881	26.59

Exercisable, End of Period	830,881	26.59

To June 30, EnCana recorded compensation costs of $13 million related to the outstanding DSU’s (2004 — $5 million).
E) Performance Share Units (“PSU’s”)
The following table summarizes the information about PSU’s at June 30, 2005:

		Weighted
		Average
	Outstanding	Grant
	PSU’s	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	3,294,206	26.71
Granted	1,715,873	38.21
Forfeited	(166,293)	30.45

Outstanding, End of Period	4,843,786	30.65

Exercisable, End of Period	—	—

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	449,230	20.56
Granted	387,924	30.95
Forfeited	(29,018)	26.80

Outstanding, End of Period	808,136	25.32

Exercisable, End of Period	—	—

To June 30, EnCana recorded compensation costs of $33 million related to the outstanding PSU’s (2004 — $10 million).
At June 30, 2005, EnCana has approximately 5.5 million Common Shares held in trust for issuance upon vesting of the PSU’s.

18

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended			Six Months Ended
	March 31,	June 30,		June 30,
(millions)	2005	2005	2004	2005	2004

Weighted Average Common Shares Outstanding — Basic	891.8	872.0	920.6	881.8	921.2
Effect of Dilutive Securities	17.2	19.9	10.4	18.9	12.4

Weighted Average Common Shares Outstanding — Diluted	909.0	891.9	931.0	900.7	933.6

The amounts above have been restated to reflect the effect of the common share split approved in April 2005.
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
As a means of managing commodity price volatility, EnCana entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.
Realized and Unrealized (Loss) Gain on Risk Management Activities
The following table summarizes the gains and losses on risk management activities:

	Realized			Unrealized
	Q1	Q2	YTD	Q1	Q2	YTD

Revenues, Net of Royalites	$(20)	$(114)	$(134)	$(972)	$315	$(657)
Operating Expenses and Other	5	5	$10	3	(1)	$2

Total (Loss) Gain on Risk Management — Continuing Operations	(15)	(109)	(124)	(969)	314	(655)
(Loss) Gain on Risk Management — Discontinued Operations	(23)	(32)	(55)	(20)	31	11

	$(38)	$(141)	$(179)	$(989)	$345	$(644)

Amounts Recognized on Transition
As discussed in Note 2 to the annual audited Consolidated Financial Statements for the year ended December 31, 2004, on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded in the Consolidated Balance Sheet with an offsetting net deferred loss amount (the “transition amount”). The transition amount is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded in the Consolidated Balance Sheet with an associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indications and forecasts.
At June 30, 2005, a net unrealized gain remains to be recognized over the next four years as follows:

Unrealized
Gain (Loss)

2005
Three months ended September 30, 2005	$9
Three months ended December 31, 2005	9

Total remaining to be recognized in 2005	$18

2006	$24
2007	15
2008	1

Total to be recognized in 2006 through to 2008	$40

Total to be recognized	$58

Total to be recognized — Continuing Operations	$59
Total to be recognized — Discontinued Operations	(1)

$58

19

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair Value of Outstanding Risk Management Positions
The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to June 30, 2005:

			Total
	Transition	Fair Market	Unrealized
	Amounts	Value	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$(72)	$(189)
Change in Fair Value of Contracts in Place at Beginning of Year	—	(678)	$(678)
Fair Value of Contracts in Place at Transition Realized in 2005	14	(14)	—
Fair Value of Contracts Entered into Since Beginning of Year	—	34	34

Fair Value of Contracts Outstanding	$(58)	$(847)	$(644)

Unamortized Premiums Paid on Collars and Options		93

Fair Value of Contracts Outstanding and Premiums Paid, End of Period		$(754)

Amounts Allocated to Continuing Operations	$(59)	$(693)	$(655)
Amounts Allocated to Discontinued Operations	1	(61)	11

	$(58)	$(754)	$(644)

At June 30, 2005, the net deferred amounts recognized on transition and the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
June 30, 2005

Remaining Deferred Amounts Recognized on Transition
Accounts receivable and accrued revenues	$2
Investments and other assets	1

Accounts payable and accrued liabilities	32
Other liabilities	30

Net Deferred Gain — Continuing Operations	$59
Net Deferred Loss — Discontinued Operations	(1)

$58

Risk Management
Current asset	$160
Long-term asset	106
Current liability	690
Long-term liability	269

Net Risk Management Liability — Continuing Operations	$(693)
Net Risk Management Liability — Discontinued Operations	(61)

$(754)

A summary of all unrealized estimated fair value financial positions is as follows:

As at
June 30, 2005

Commodity Price Risk
Natural gas	$(489)
Crude oil	(225)
Power	3
Interest Rate Risk	18

Total Fair Value Positions — Continuing Operations	$(693)
Total Fair Value Positions — Discontinued Operations	(61)

$(754)

Information with respect to power and interest rate risk contracts in place at December 31, 2004 is disclosed in Note 17 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at June 30, 2005.

20

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Natural Gas
At June 30, 2005, the Company’s gas risk management activities from financial contracts had an unrealized loss of $546 million and a fair market value position of $(489) million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(MMcf/d)	Term	Average Price		Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	770	2005	6.74	US$/Mcf	$(71)
Colorado Interstate Gas (CIG)	114	2005	4.87	US$/Mcf	(32)
Other	110	2005	5.21	US$/Mcf	(33)

NYMEX Fixed Price	525	2006	5.66	US$/Mcf	(429)
Colorado Interstate Gas (CIG)	100	2006	4.44	US$/Mcf	(92)
Houston Ship Channel (HSC)	90	2006	5.08	US$/Mcf	(84)
Rockies	35	2006	4.45	US$/Mcf	(33)
Other	46	2006	4.69	US$/Mcf	(43)

Collars and Other Options
Purchased NYMEX Put Options	1,059	2005	5.64	US$/Mcf	(33)
NYMEX 3-Way Call Spread	180	2005	5.00/6.69/7.69	US$/Mcf	(19)
Purchased NYMEX Put Options	243	2006	5.18	US$/Mcf	(17)

Basis Contracts
Fixed NYMEX to AECO Basis	883	2005	(0.66)	US$/Mcf	52
Fixed NYMEX to Rockies Basis	257	2005	(0.48)	US$/Mcf	18
Other	469	2005	(0.50)	US$/Mcf	11

Fixed NYMEX to AECO Basis	703	2006	(0.65)	US$/Mcf	61
Fixed NYMEX to Rockies Basis	324	2006	(0.58)	US$/Mcf	27
Fixed NYMEX to CIG Basis	301	2006	(0.83)	US$/Mcf	9
Other	182	2006	(0.36)	US$/Mcf	8

Fixed Rockies to CIG Basis	12	2007	(0.10)	US$/Mcf	—
Fixed NYMEX to AECO Basis	355	2007-2008	(0.66)	US$/Mcf	41
Fixed NYMEX to Rockies Basis	350	2007-2008	(0.64)	US$/Mcf	58
Fixed NYMEX to CIG Basis	157	2007-2009	(0.75)	US$/Mcf	38

Purchase Contracts
Fixed Price Contracts
Waha Purchase	27	2005	5.90	US$/Mcf	5
Waha Purchase	23	2006	5.32	US$/Mcf	17

Basis Contracts
Fixed NYMEX to Ventura	32	2005	(0.44)	US$/Mcf	—

					(541)
Other Financial Positions *					(5)

Total Unrealized Loss on Financial Contracts					(546)
Unamortized Premiums Paid on Options					57

Total Fair Value Positions					$(489)

* Other financial positions are part of the ongoing operations of the Company’s proprietary production management and gas storage optimization activities.

21

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Second quarter report
for the period ended June 30, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Crude Oil
At June 30, 2005, the Company’s oil risk management activities from financial contracts had an unrealized loss of $322 million and a fair market value position of $(286) million. The contracts were as follows:

	Notional
	Volumes		Average Price	Fair Market
	(bbl/d)	Term	(US$/bbl)	Value

Fixed WTI NYMEX Price	41,000	2005	28.41	$(224)
Costless 3-Way Put Spread	9,000	2005	20.00/25.00/28.78	(48)
Unwind WTI NYMEX Fixed Price	(7,200)	2005	42.70	21
Purchased WTI NYMEX Call Options	(38,000)	2005	49.76	59
Purchased WTI NYMEX Put Options	35,000	2005	40.00	(12)

Fixed WTI NYMEX Price	15,000	2006	34.56	(128)
Unwind WTI NYMEX Fixed Price	(1,300)	2006	52.75	3
Purchased WTI NYMEX Call Options	(12,000)	2006	60.00	13
Purchased WTI NYMEX Put Options	22,000	2006	27.36	(7)

				(323)
Other Financial Positions *				1

Total Unrealized Loss on Financial Contracts				(322)
Unamortized Premiums Paid on Options				36

Total Fair Value Positions				$(286)

Total Fair Value Positions — Continuing Operations				$(225)
Total Fair Value Positions — Discontinued Operations				(61)

				$(286)

* Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
13. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2005.

22

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)